DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

April 4, 2011

Via Courier and EDGAR

Tom Kluck, Branch Chief
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAG Industrial, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed April 5, 2011
Registration No. 333-168368

Dear Mr. Kluck:

As counsel to STAG Industrial, Inc. (the “Company”) and in connection with your comment letter dated February 24, 2011, regarding the Company’s amendment no. 4 to the registration statement on Form S-11 (registration no. 333-168368), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 5 to the registration statement (the “Amendment”).

In addition, attached as Appendix A is the Company’s response to your comment letter.  For your convenience, we have reproduced in the appendix your numbered comment in bold font before the Company’s response thereto.

We are forwarding a courtesy package to each of you, Messrs. Kevin Woody and Robert Telewicz and Ms. Kristina Aberg.  The courtesy package includes this letter and marked and unmarked copies of the Amendment.  The marked copy shows changes from the filing of amendment no. 4 to the registration statement on February 16, 2011.

If you have any questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:   Securities and Exchange Commission

Kevin Woody

Robert Telewicz

Kristina Aberg

STAG Industrial, Inc.

Benjamin S. Butcher

Gregory W. Sullivan

Kathryn Arnone

William Crooker

DLA Piper LLP (US)

Karolyn E. Johnson

Goodwin Procter LLP

Gilbert G. Menna

Daniel P. Adams

PricewaterhouseCoopers LLP

Richard Fournier

Appendix A

Distribution policy, page 52

1.                                     We have considered your response to our prior comment.  To the extent your expected distributions continue to exceed your cash available for distribution, please revise your table to reflect that the additional distributions will be financed with your $100 million credit facility.  In addition, please revise your narrative disclosure as necessary.

Response:  We advise you that, after preparing our financial statements for the 12 months ended December 31, 2010, we believe our initial annual distribution rate will represent approximately 93.7% of estimated cash available for distribution to our common stockholders for the 12 months ending December 31, 2011.  Our initial annual distribution rate is disclosed on pages 18 and 54 of the Amendment.  Accordingly, we have revised the disclosure in the Amendment to eliminate discussion of a deficiency.